SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CHANGES TO THE STRUCTURE OF THE INTERNATIONAL DIVISION

(Rio de Janeiro, December 9, 2002). – PETRÓLEO BRASILEIRO S.A – Petrobras, (BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA), Brazil’s largest oil, gas, petrochemicals and energy company, announces that, in line with the Company’s new organization and management structure, which segregates activities by business area, its international division is being restructured. This process began with the Braspetro incorporation approved by an Extraordinary General Meeting on September 30, leading to a reorganization of its overseas subsidiaries.

In the old structure, Braspetro had three direct subsidiaries:

-	Braspetro Oil Services Company (Brasoil), responsible for different activities connected with the oil industry and provision of services;
-	Braspetro Oil Company (BOC), an overseas holding company controlling shareholdings in companies owning E&P assets and, through Petrobras Bolivia Inversiones e Serv., indirectly controlling PetroGasbol and EBR;
-	Petrobras America (PAI), responsible for E&P assets in the Gulf of Mexico.

Starting in October 2002 with completion planned for 2003, a new structure is being created with Petrobras directly controlling the following companies:

-	Brasoil and Petrobras Netherlands BV (PNBV) – companies linked to the E&P Brazil structure, responsible for procurement,sale and exchange of rigs, platforms and drilling units;
-

Petrobras International Finance Co. (PIFCO) – reporting to the Corporate Finance Department, will continue financing import and export of oil and oil products as well as fund-raising for the company and will also be responsible for the group’s in-house insurance company (Bear Insurance Co);

-	Braspetro Oil Company (BOC) – will be responsible for exploration assets in Kazakhstan, Trinidad and Venezuela, until the branches in these countries have been closed;
-	Petrobras International Braspetro BV (PIB BV) – reporting to the International Business Division, will bring together most of the international E&P assets, as well as Petrogasbol and EBR and will also be responsible for Petrobras Participações SL (PP SL Spain) controlling PECOM. The transfer of Petrobras Argentina, Santa Fé, Grupo EG3 and Companhia Mega to PP SL is in the process of being implemented;
-	Downstream Participações – reporting to the Downstream Business Division now brings together the results of the exchange of assets with Repsol (EG3 and the Alberto Pasqualini refinery - Refap).

PIB BV will therefore control all the subsidiaries responsible for the international division’s activities. In future, PIB BV’s financial statements will reflect this division’s results with the temporary exception of those of EG3, Santa Fé, Cia. Mega and Petrobras Argentina which, for tax reasons, will only be included in PIB BV at a later date.

PETROBRAS
DOWNSTREAM
5283
REFAP 70%
BRAZIL
ABROAD
PLATFORMS (E&P Brazil)
BRASOIL 99.99%
PNBV 100%
CATLEIA OIL COMPANY – 99.99%
BOC
Kazakhstan
Trinidad
Venezuela
ANI
PIB BV Holland
FINANCE
PIFCO
PETROBRAS FINANCE 100%
PETROBRAS EUROPE 100%
BEAR 100%
PP SL
PECOM
GRUPO Eg3 100%
PAR 99.99%
Santa Fé
Cia Mega
Angola Branch
Colombia Branch
PETROBRAS AMERICA INC. - 100%
BRASOIL OIL SERVICES CO. LTD. (Nigeria) – 99.99%
PETROBRAS COLOMBIA LTD (UK) - 100%
PETROLEO BRASILEIRO NIGERIA LTD - 98%
PETROBRAS BOLIVIA INVERSIONES E SERV. – 99.60%
PETROGASBOL - 100%
TRANSPORTADORA SAN MARCOS - 100%
PETROBRAS BOLIVIA - 98%
TRANSIERRA - 34%
EBR - 51%
EBD% - 99.98%
Subsidiary
Associated Company
Being implemented
Eliminated

http://www.petrobras.com.br/ri

For further information please contact:

Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947
0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein. The Company is not obliged to update such forecasts in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2002

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.